Exhibit 77(d)

Policies With Respect to Securities Investments

On June 30, 2010 the name of ING Foreign Fund was changed to ING Global Opportunities following a change in the sub-adviser to the Fund.. Consequently, the principal investment strategies were changed as follows:

Under normal market conditions, the Fund invests primarily in equity securities of companies in the United States and foreign countries. The Fund will normally invest in equity securities of companies located in a number of different countries, one of which may be the United States. The Fund can invest without limit in countries with developing or emerging markets. The Fund does not limit its investments to companies in any particular market capitalization range.

The equity securities in which the Fund may invest include common and preferred stocks, depositary receipts, convertible securities, rights, and warrants.

The Fund may also invest in debt securities of U.S. or foreign issuers, including (up to 10% of its assets) high risk and high-yield, non-investment grade instruments commonly known as “junk bonds.” The Fund may use derivatives including, but not limited to, futures, options, swaps and forward contracts for hedging and non-hedging purposes. The Fund may use derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk and price risk. The Fund may also invest in Rule 144A Securities.

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser uses a fundamental bottom-up stock selection process within a proprietary top-down investment theme framework to select those stocks that the Sub-Adviser expects to offer attractive return prospects. The investment process aims to identify a sufficient number of attractive global investment themes and to diversify investments across these themes to support a balanced risk/return profile of the overall portfolio. These global investment themes describe the different drivers that are behind the earnings growth potential of individual stocks and reflect longer term developments in the real economy.

The Sub-Adviser considers companies with above-average earnings potential, companies that are dominant within their industry, companies within industries that are undergoing dramatic change and companies that are market leaders in developing industries. Other considerations include expected levels of inflation, government policies or actions, currency relationships and prospects for economic growth in a country or region.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.